CUSIP No. 91818X108	13D	Page 1 of 14

UNITED STATES

SECURITIES AND EXCHANGE

COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1 )1

Uxin Limited
(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share
(Title of Class of Securities)

91818X108**
(CUSIP Number)
David A. Sirignano Morgan, Lewis & Bockius, LLP 1111 Pennsylvania Avenue, N.W. Washington, DC 20004 (202) 738-5420	Ning Zhang Morgan, Lewis & Bockius, LLP Beijing Kerry Centre South Tower, Suite 823 No. 1 Guang Hua Road, Chaoyang District, Beijing 100020, China
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 15, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

** This CUSIP number pertains to the Issuer’s American Depositary Shares, each representing three Class A Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91818X108	13D	Page 2 of 14

1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Abundant Grace Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	citizenship or place of organization
BVI
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power
397,611,417[2]
	8	shared voting power

	9	sole dispositive power
397,611,417
	10	shared dispositive power

11	aggregate amount beneficially owned by each reporting person
397,611,417
12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)*	☐

13	percent of class represented by amount in row (11)
25.7% [3]
14	type of reporting person*
CO

2 Represents 397,611,417 Class A Ordinary Shares of the Issuer that may be acquired upon conversion of 397,611,417 Senior Convertible Preferred Shares issued or issuable to Abundant pursuant to the Subscription Agreement and upon exercise of the Warrant, which is the sum of (i) 145,645,208 Class A Ordinary Shares that have been acquired upon conversion of 145,645,208 Senior Convertible Preferred Shares at the First Closing, (ii) 43,693,562 Class A Ordinary Shares that have been or may be acquired upon the conversion of 43,693,562 Senior Convertible Preferred Shares issued or issuable to Abundant at the Second Closing, and (iii) up to 208,272,647 Class A Ordinary Shares that may be acquired upon the conversion of up to 208,272,647 Senior Convertible Preferred Shares that may be acquired upon exercise of Warrant held by Abundant.

3 The calculation assumes that there is a total of 1,548,945,038 Class A Shares outstanding, which is the sum of the (i) 1,151,333,621 Class A Ordinary Shares outstanding immediately prior to the Second Closing Date (being November 15, 2021) (including 5,895,072 Class A Ordinary Shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plan), and (ii) 397,611,417 Class A Ordinary Shares that have been or may be acquired upon conversion of 397,611,417 Senior Convertible Preferred Shares issued or issuable to Abundant pursuant to the Subscription Agreement and upon exercise of the Warrant held by Abundant.

*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 91818X108	13D	Page 3 of 14

1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
NBNW Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	citizenship or place of organization
BVI
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power

	8	shared voting power
397,611,417
	9	sole dispositive power

	10	shared dispositive power
397,611,417
11	aggregate amount beneficially owned by each reporting person
397,611,417
12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)*	☐

13	percent of class represented by amount in row (11)
25.7%
14	type of reporting person*
CO

*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 91818X108	13D	Page 4 of 14

1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Eve One Fund II L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	citizenship or place of organization
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power

	8	shared voting power
397,611,417
	9	sole dispositive power

	10	shared dispositive power
397,611,417
11	aggregate amount beneficially owned by each reporting person
397,611,417
12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)*	☐

13	percent of class represented by amount in row (11)
25.7%
14	type of reporting person*
PN

*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 91818X108	13D	Page 5 of 14

1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Nio Capital II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	citizenship or place of organization
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power

	8	shared voting power
458,782,405[4]
	9	sole dispositive power

	10	shared dispositive power
458,782,405
11	aggregate amount beneficially owned by each reporting person
458,782,405
12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)*	☐

13	percent of class represented by amount in row (11)
28.5%[5]
14	type of reporting person*
CO

4 Represents 458,782,405 Class A Ordinary Shares of the Issuer that have been or may be acquired upon conversion of 458,782,405 Senior Convertible Preferred Shares issued or issuable to Abundant and Abundant Glory Investment L.P. (“Glory”) pursuant to the Subscription Agreement and upon exercise of the Warrant, which is the sum of (i) 145,645,208 Class A Ordinary Shares that have been acquired upon conversion of 145,645,208 Senior Convertible Preferred Shares held by Abundant at the First Closing, (ii) 43,693,562 Class A Ordinary Shares that have been or may be acquired upon the conversion of 43,693,562 Senior Convertible Preferred Shares issued or issuable to Abundant at the Second Closing, (iii) 29,129,042 Class A Ordinary Shares that have been acquired upon the conversion of 29,129,042 Senior Convertible Preferred Shares issued to Glory at the Second Closing; (iv) up to 208,272,647 Class A Ordinary Shares that may be acquired upon the conversion of up to 208,272,647 Senior Convertible Preferred Shares that may be acquired upon exercise of Warrant held by Abundant, and (v) up to 32,041,946 Class A Ordinary Shares that may be acquired upon the conversion of up to 32,041,946 Senior Convertible Preferred Shares that may be acquired upon exercise of Warrant held by Glory.

5 The calculation assumes that there is a total of 1,610,116,026 Class A Shares outstanding, which is the sum of the (i) 1,151,333,621 Class A Ordinary Shares outstanding immediately prior to the Second Closing Date (being November 15, 2021) (including 5,895,072 Class A Ordinary Shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plan), and (ii) 458,782,405 Class A Ordinary Shares that have been or may be acquired upon conversion of 458,782,405 Senior Convertible Preferred Shares issued or issuable to Abundant and Glory pursuant to the Subscription Agreement and upon exercise of the Warrant.

*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 91818X108	13D	Page 6 of 14

1		NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Bin Li
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS* (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6		citizenship or place of organization
People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power

	8	shared voting power
458,782,405
	9	sole dispositive power

	10	shared dispositive power
458,782,405
11		aggregate amount beneficially owned by each reporting person
458,782,405
12		check if the aggregate amount in row (11) excludes certain shares (See INstructions)* ☐

13		percent of class represented by amount in row (11)
28.5%
14		type of reporting person*
IN

*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 91818X108	13D	Page 7 of 14

1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Abundant Glory Investment L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	citizenship or place of organization
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power
61,170,988[6]
	8	shared voting power

	9	sole dispositive power
61,170,988
	10	shared dispositive power

11	aggregate amount beneficially owned by each reporting person
61,170,988
12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)*	☐

13	percent of class represented by amount in row (11)
5.1%[7]
14	type of reporting person*
PN

6 Represents 61,170,988 Class A Ordinary Shares of the Issuer that have been or may be acquired upon conversion of 61,170,988 Senior Convertible Preferred Shares issued or issuable to Glory pursuant to the Subscription Agreement and upon exercise of the Warrant, which is the sum of (i) 29,129,042 Class A Ordinary Shares that have been acquired upon the conversion of 29,129,042 Senior Convertible Preferred Shares issued to Glory at the Second Closing; (ii) up to 32,041,946 Class A Ordinary Shares that may be acquired upon the conversion of up to 32,041,946 Senior Convertible Preferred Shares that may be acquired upon exercise of Warrant held by Glory.

7 The calculation assumes that there is a total of 1,212,504,609 Class A Shares outstanding, which is the sum of the (i) 1,151,333,621 Class A Ordinary Shares outstanding immediately prior to the Second Closing Date (being November 15, 2021) (including 5,895,072 Class A Ordinary Shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plan), and (ii) 61,170,988 Class A Ordinary Shares that have been or may be acquired upon conversion of 61,170,988 Senior Convertible Preferred Shares issued or issuable to Glory pursuant to the Subscription Agreement and upon exercise of the Warrant held by Glory.

*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 91818X108	13D	Page 8 of 14

Item 1.	Security and Issuer

This Amendment No. 1 to the statement on Schedule 13D (this “Amendment”) relates to the Class A ordinary shares, par value US$0.0001 per share (the “Class A Ordinary Shares”), of Uxin Limited, a company organized under the laws of the Cayman Islands (the “Issuer”), whose principal executive offices are located at 1-3/F, No. 12 Beitucheng East Road, Chaoyang District, Beijing 100029, the People’s Republic of China.

This Amendment supplements and amends the statement on Schedule 13D filed on July 12, 2021 (as amended, the “Initial Statement”). Capitalized terms used in this Amendment, but not otherwise defined, have the meanings given to them in the Initial Statement.

Other than as amended by this Amendment, the disclosures in the Initial Statement are unchanged. Responses to each item of this Amendment are incorporated by reference into the responses to each other item, as applicable.

Item 2.	Identity and Background

Item 2(a) and 2(f) of the Initial Statement are hereby amended and restated with the following, and item 2(b) and 2(c) of the Initial Statement are hereby amended and supplemented by adding the following to the end thereof:

(a) Name of Person Filing

This statement is filed by:

This Schedule 13D is filed by (i) Abundant Grace Investment Limited (“Abundant”); (ii) NBNW Investment Limited (“NBNW Investment”); (iii) Eve One Fund II L.P. (“Eve One”); (iv) Nio Capital II LLC (“Nio Capital”); (v) Mr. Bin Li and (vi) Abundant Glory Investment L.P. (“Glory”). The foregoing entities are collectively referred to as the “Reporting Persons”.

CUSIP No. 91818X108	13D	Page 9 of 14

The Reporting Persons’ beneficial ownership of the Class A Ordinary Shares reported as beneficially owned herein includes (i) 145,645,208 Class A Ordinary Shares that have been acquired upon conversion of 145,645,208 Senior Convertible Preferred Shares at $0.3433 per share held of record by Abundant at the First Closing (as defined below), (ii) 29,129,042 Class A Ordinary Shares that have been acquired upon conversion of 29,129,042 Senior Convertible Preferred Shares at $0.3433 per share held of record by Abundant at the Second Closing (as defined below), and (iii) 29,129,042 Class A Ordinary Shares that have been acquired upon conversion of 29,129,042 Senior Convertible Preferred Shares at $0.3433 per share held of record by Glory at the Second Closing (as defined below). The Senior Convertible Preferred Shares were acquired by Abundant pursuant to a Share Subscription Agreement with the Issuer and another investor affiliated with the Joy Capital investment management group (“Joy Capital”, collectively with Abundant, the “Investors” and each an “Investor”), dated June 14, 2021 (“Subscription Agreement”) and by Glory as a result of the assignment of right to purchase 29,129,042 Senior Convertible Preferred Shares at $0.3433 per share from Abundant to Glory pursuant to the Subscription Agreement. The first closing (the “First Closing”) and second closing (the “Second Closing”) of the transactions contemplated under the Subscription Agreement occurred on July 12, 2021 and November 15, 2021 respectively. The Class A Ordinary Shares reported as beneficially owned herein also includes up to 240,314,593 Class A Ordinary Shares that may be acquired upon conversion of up to 240,314,593 Senior Convertible Preferred Shares that may be acquired upon the exercise of Warrant to purchase the shares at $0.3433 per share, of which 208,272,647 Senior Convertible Preferred Shares that may be acquired upon exercise of Warrant to purchase the shares at $0.3433 per share that were acquired by Abundant at the First Closing, and 32,041,946 Senior Convertible Preferred Shares that may be acquired upon exercise of Warrant to purchase the shares at $0.3433 per share that were acquired by Glory from Abundant. In addition, the Class A Ordinary Shares reported as beneficially owned herein also includes 14,564,520 Class A Ordinary Shares that may be acquired upon the conversion of 14,564,520 Senior Convertible Preferred Shares that Abundant has a right to purchase at an additional Second Closing (See discussion in Item 6 below).

Abundant is the holder of record of the Senior Convertible Preferred Shares acquired in the First Closing. Abundant and Glory are the holders of record of the Senior Convertible Preferred Shares acquired in the Second Closing. NBNW Investment and Eve One comprise the owners of the majority of the voting interest of Abundant. NBNW Investment is a holding company indirectly and wholly owned by a family trust set up by Mr. Li Bin. Nio Capital is the general partner of Eve One and Glory, and Mr. Bin Li is one of the mangers of Nio Capital.

(b)  Address of Principal Business Office, or, if none, Residence

The address for Glory is:

Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

(c)  Principal Occupation or Employment

Glory is a limited partnership organized to invest in the securities of the Issuer. The principal business of Nio Capital is to act as the general partner of Glory.

(f)  Citizenship

Abundant is a company limited by shares incorporated under the laws of the British Virgin Islands with its registered office at Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. Glory is a limited partnership organized under the laws of the British Virgin Islands. The remaining Reporting Persons are limited partnerships or corporations organized under the laws of the Cayman Islands or British Virgin Islands. Mr. Bin Li is a citizen of the People’s Republic of China.

CUSIP No. 91818X108	13D	Page 10 of 14

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Initial Statement is hereby amended and supplemented by adding the following to the end thereof:

The net investment cost of the Senior Convertible Preferred Shares purchased by Abundant at the Second Closing was $10,000,000. The net investment cost of the Senior Convertible Preferred Shares purchased by Glory at the Second Closing was $10,000,000. The funds used to acquire the Issuer’s securities by Abundant were from the investment capital contributed to Abundant by NBNW Investment, Eve One and others, and the funds used to acquire the Issuer’s securities by Glory were from its general partner and limited partner.

Item 5.	Interest in Securities of the Issuer

Item 5 (a-b) of the Initial Statement is hereby amended and restated with the following:

(a-b)     The information in the cover pages of this Schedule 13D is incorporated by reference. The calculation of percentage ownership of the outstanding Class A Ordinary Shares is made pursuant to the requirements of Rule 13d-3(d)(1)(i) under the Exchange Act, which requires the assumption that (i) Abundant, but only Abundant, has converted its Senior Convertible Preferred Shares (including those that may be acquired at an additional Second Closing) and exercised the Warrant for the purpose of calculation of percentage ownership of Abundant, and that (ii) Glory, but only Glory, has converted its Senior Convertible Preferred Shares and exercised the Warrant for the purpose of calculation of percentage ownership of Glory, and assumes that there is currently a total of 1,151,333,621 Class A Ordinary Shares outstanding immediately prior to the Second Closing Date (being November 15, 2021) (including 5,895,072 Class A Ordinary Shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plan).

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Initial Statement is hereby amended and supplemented by adding the following to the end under the heading “Subscription Agreement/Second Closing”, “Warrant” and “Lock-Up Letter”:

Subscription Agreement/ Second Closing

Abundant assigned to Glory its right to subscribe for 29,129,042 Senior Convertible Preferred Shares at $0.3433 per share at the Second Closing. The aggregate price to subscribe for 29,129,042 Senior Convertible Preferred Shares is $10,000,000.

CUSIP No. 91818X108	13D	Page 11 of 14

Warrant

Abundant assigned to Glory its right under the Warrant that is exercisable for 32,041,946 Senior Convertible Preferred Shares at an exercise price of $0.3433 per share, subject to adjustment. The aggregate Exercise Price for 32,041,946 shares issuable under this Warrant is $11,000,000.

Lock-Up Letter

Glory entered into a consent letter for lock-up with the Issuer, following the same terms and conditions of the Lock-up Letter that Abundant has entered into on July 12, 2021.

CUSIP No. 91818X108	13D	Page 12 of 14

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 16, 2021

NBNW Investment Limited

By:	/s/ Bin Li
Bin Li, Director

Eve One Fund II L.P.

By: NIO CAPITAL II LLC
Its: general partner

By:	/s/ Yan Zhu
Yan Zhu, Authorized Signatory

NIO CAPITAL II LLC

By:	/s/ Yan Zhu
Yan Zhu, Authorized Signatory

Bin Li

By:	/s/ Bin Li

Abundant Grace Investment Limited

By:	/s/ Wei Mao
Wei Mao, Director

Abundant Glory Investment L.P.

By: NIO CAPITAL II LLC
Its: general partner

By:	/s/ Yan Zhu
Yan Zhu, Authorized Signatory

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)

CUSIP No. 91818X108	13D	Page 13 of 14

EXHIBIT 1

JOINT FILING AGREEMENT

UXIN LIMITED

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of them of the Statement on Schedule 13D and any and all further amendments thereto, with respect to the securities of the above referenced issuer, and that this Agreement be included as an Exhibit to such filing. This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of November 16, 2021.

NBNW Investment Limited

By:	/s/ Bin Li
Bin Li, Director

Eve One Fund II L.P.

By: NIO CAPITAL II LLC
Its: general partner

By:	/s/ Yan Zhu
Yan Zhu, Authorized Signatory

NIO CAPITAL II LLC

By:	/s/ Yan Zhu
Yan Zhu, Authorized Signatory

Bin Li

By:	/s/ Bin Li

CUSIP No. 91818X108	13D	Page 14 of 14

Abundant Grace Investment Limited

By:	/s/ Wei Mao
Wei Mao, Director

Abundant Glory Investment L.P.

By: NIO CAPITAL II LLC
Its: general partner

By:	/s/ Yan Zhu
Yan Zhu, Authorized Signatory